IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Ventures, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

This certificate is filed pursuant to Rule 24 for the quarter ended September 30, 2004. Through September 30, 2004, Allegheny Energy, Inc. (“Allegheny Energy”) has not made any capital contributions to Allegheny Ventures, Inc. (“Allegheny Ventures”) and its subsidiaries. Other specific activities performed by Allegheny Ventures during the third quarter of 2004 are shown below.

I.  Description of Activities

Consulting and Engineering Services

        Allegheny Ventures through its subsidiaries provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Energy Management Services:

APS Cogenex

        Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. No additional investments were made during the quarter.

Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

        During the third quarter of 2004, Allegheny Ventures did not make any incremental capital contributions to its EWGs or FUCOs investments.

Communications

        Allegheny Ventures, through Allegheny Communications Connect (“ACC”), provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

Heating, Ventilation and Air Conditioning Services

        Allegheny Ventures, through Appalachian Heating engages in the sale, installation and servicing of residential and commercial heating, ventilation and air conditioning (“HVAC”) and commercial plumbing systems.

II.  Guarantees or Assumption of Liabilities

        Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended September 30, 2004.

III.  Services Provided by Allegheny Ventures to Associate Companies:

        Except as stated above, Allegheny Ventures did not provide any services to associate companies during the third quarter of 2004.

IV.  Factoring Activities:

        Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the third quarter of 2004.

Dated: November 29, 2004	ALLEGHENY ENERGY, INC. ALLEGHENY VENTURES, INC. BY: /S/ THOMAS R. GARDNER —————————————— Thomas R. Gardner Vice President, Controller & Chief Accounting Officer

ALLEGHENY VENTURES, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended September 30, 2004	Nine months ended September 30, 2004
Operating revenues	$15,818	$31,872
Operating expenses:
Operations and maintenance	14,787	39,721
Depreciation and amortization	684	2,090
Taxes other than income taxes	233	660

Total operating expenses	15,704	42,471

Operating income (loss)	114	(10,599)
Other income (expenses), net	245	(1,458)
Interest expense	--	2

Income (loss) before income taxes	359	(12,059)
Income tax benefit	214	5,041

Net income (loss)	$573	$(7,018)

ALLEGHENY VENTURES, INC
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$9,209
Accounts receivable:
Customer	2,267
Other	5,003
Allowance for uncollectible accounts	(383)
Materials and supplies	3,092
Deferred income taxes	2,719
Prepaid taxes	181
Taxes receivable	4,456
Other	21

Total current assets	26,565

Property, plant and equipment:
In service, at original cost	40,814
Accumulated depreciation	(8,046)

Subtotal	32,768
Construction work in progress	2,532

Total property, plant and equipment	35,300

Investments and other assets:
Unregulated investments	3,144
Other	365

Total investments and other assets	3,509

Deferred charges:
Deferred income taxes	20,887
Other	71

Total deferred charges	20,958

Total assets	$86,332

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$3,585
Accounts payable to affiliates, net	6,013
Other	3,073

Total current liabilities	12,671

Other liabilities	1,185

Stockholder’s equity	72,476

Total liabilities and stockholder’s equity	$86,332